Exhibit 99.1
For Immediate Release
March 16, 2006
SAP Recommends Dividend Increase
     WALLDORF, Germany — March 16, 2006 — The Executive Board and the Supervisory Board of SAP AG (NYSE:SAP) recommend that shareholders approve a dividend of €1.45 per ordinary share at this year’s Annual General Meeting of shareholders. This would represent an increase of 32% over the 2004 dividend of €1.10 per ordinary share. If the shareholders approve this recommendation the total amount distributed in dividends would be approximately €448 million. The Annual General Meeting is scheduled for May 9, 2006 in Mannheim, Germany. The payment of the dividend is scheduled for or after May 10, 2006.
     “It has always been our policy to let shareholders participate in our success”, said Werner Brandt, CFO and Member of the Executive Board of SAP AG. “The increase in dividend is in line with our targeted pay-out ratio of 30% of SAP group’s net income.”
     Note to holders of SAP ADRs (American Depositary Receipts): One SAP ADR (American Depositary Receipt) represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADR is calculated as one-fourth of the €1.45 dividend and is dependent on the Euro/US-Dollar exchange rate. SAP AG pays cash dividends in Euro, so the exchange rate fluctuations will also affect the US-Dollar amounts received by the holders of ADRs on the conversion into US-Dollars of cash dividends paid in Euro on the ordinary shares represented by the ADRs. The final dividend payment by SAP AG to the depositary bank is scheduled for May 10, 2006. The depositary bank will then convert the dividend payment from Euro into US-Dollar as promptly as practicable.

About SAP
SAP is the world’s leading provider of business software solutions*. Today, SAP has more than 32,000 customers in over 120 countries. SAP® software solutions address the needs of small and midsize enterprises to global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, healthcare, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management and Supplier Relationship Management.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
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For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST